Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of First Data Corporation for the registration of 73,600,000 shares of its Class A common stock and to the incorporation by reference therein of our report dated February 20, 2018, except for Note 1, Note 5, Note 7, Note 10, Note 14, Note 18 and Note 19, as to which the date is August 13, 2018, with respect to the consolidated financial statements and schedule of First Data Corporation included in First Data Corporation’s Current Report on Form 8-K dated August 13, 2018, and our report dated February 20, 2018, with respect to the effectiveness of internal control over financial reporting of First Data Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

August 13, 2018